FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
October, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RESIGNATION AND APPOINTMENT OF CHIEF FINANCIAL OFFICER

(Santiago, Chile, October 2, 2009) – Endesa Chile (NYSE: EOC) reports today that the Company’s Board of Directors, at its meeting held on September 24, 2009 appointed Eduardo Escaffi as new Chief Financial Officer, effective as of October 1, 2009. The Board accepted the resignation presented by the CFO, Manuel Irarrázaval, effective as of August 31, 2009 and expressed gratitude to him for his services to the Company.

Eduardo Escaffi J. became Chief Financial Officer in October 2009. From August 1999 to September 2009, Mr. Escaffi served at the Finance and Risk department at ENDESA, S.A. (“Endesa Spain”), being the Chief Risk Officer since 2005. He was Chief Financial Officer of Enersis from July 1998 to August 1999. Before he joined the Endesa Group, he was the Chief Executive Officer of an Argentinean insurance company from 1992 to 1998. Prior that, he held the position of Technical, Financial and Studies Manager of the Life Insurance company of the Santander Group in Chile from 1989 to 1992, he also held the position of Deputy Financial Officer of the Chilean company Compañía de Teléfonos de Chile in 1989. Mr. Escaffi has also served as adviser to the United Nations Development Programme in Venezuela, from 1986 to 1988. From 1981 to 1986 he served governmental entities such as ODEPLAN and the Interior Ministry.

Mr. Escaffi is a civil engineer from the Universidad de Chile, with specialization in structural engineering, and he holds a Senior Executive Programme from the London Business School.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 2, 2009